

Mail Stop 3561

July 21, 2009

Mr. George Morris
Chief Executive Officer
Internet Infinity, Inc.
413 Avenue G, #1
Redondo Beach, CA 90277

>   **RE: Internet Infinity, Inc.**
>   **Amendment No. 2 to Form 10-K for Fiscal Year Ended March 31, 2008**
>   **Amendment No. 2 to Form 10-KSB for Fiscal Year Ended March 31, 2007**
>   **Filed July 9, 2009**
>   **File No. 0-27633**

Dear Mr. Morris:

    We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        William Thompson
                                        Accounting Branch Chief